MAIL STOP 0511

									January 26, 2005

Mr. Jason Weiss
Chief Executive Officer
Aldabra Acquisition Corporation
Rockefeller Center
620 Fifth Avenue, 3rd Floor
New York, New York  10020

Re:	Aldabra Acquisition Corporation
Registration Statement on Form S-1
File No. 333-121610
      Filed December 23, 2004

Dear Mr. Weiss,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of the Company`s registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has no additional concerns.

2. Prior to effectiveness, please provide an update with respect to those states in which the offering will be conducted.

Prospectus Cover Page
3. We note the statement that registrant is a "blank check company recently formed for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business which we believe has significant growth potential." This appears to be promotional and vague. Please revise.

Summary Financial Data
4. We note that the majority of the offering proceeds will be placed into an escrow account until a business combination is consummated or the company is liquidated. Since the majority of the proceeds cannot be used for your current operations, such amounts would be classified as non-current in accordance with ARB 43, Chapter 3, paragraph 6. As a result, these amounts should be excluded from the "as adjusted" working capital balance. Please revise your disclosures accordingly.

Risk Factors
5. In the last sentence of the first risk factor on page 6, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

Dilution
6. Please revise your disclosure to clarify that both the pro forma book value per share and the number of shares that would be outstanding after the offering have been adjusted for the shares which are subject to potential conversion. You may wish to use a tabular presentation showing the components of the denominator and numerator of the pro forma book value per share calculation.

Use of Proceeds

7. The company states in the first paragraph of the Use of Proceeds section that "[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions." Please reconcile this statement with disclosure in the Use of Proceeds section and in the MD&A section that states"[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business." It would appear that to the extent that the company uses stock/cash or a combination of the two, any net proceeds would be used to finance the operations of the target business. Please revise the registration statement accordingly.

Proposed Business
8. Please provide us with reasonable support for the following assertion and summarize the support. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the information is not readily available to the public, please file the third party`s consent to being named in the prospectus and to the summary contained in the disclosure. If the basis for this representation is based upon management`s own experience, please clearly state to such effect.

* "...we believe such companies are usually overlooked by traditional private equity firms and as a result, we believe such businesses can be acquired for attractive valuations."

Financial Statements
9. On Page 24, in the Competition section, you reference the potential dilution relating to your outstanding options and warrants.
In the financial statements, the warrants are disclosed but there is no disclosure regarding outstanding options. If there are any options outstanding, please revise the financial statements to include all of the disclosures required by APB 25, FAS 123 and FAS
148. If there are no options outstanding, please revise the disclosure on Page 24 accordingly.

10. Please disclose in the footnotes to the financial statements the following commitments and contingencies which are disclosed in other portions of the document:

* The fee of 3% of the gross offering proceeds that will be payable to Morgan Joseph & Co. at the closing of your business combination.

* The commitment by your officers and directors to purchase warrants in the public market after they become separately traded as disclosed on page 34.

* The warrant solicitation fee that may become payable to Morgan
Joseph & Co. as disclosed on page 41.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 824-2847 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or William Underhill, who supervised the review of your filing, at (202) 942-2953.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	David Alan Miller
	Fax:  (212) 818-8881


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Aldabra Acquisition Corporation
January 26, 2005
Page 1